SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                             For 14 November 2002

                      The Governor and Company of the
                              Bank of Ireland
                                Head Office
                           Lower Baggot Street
                                  Dublin 2
                                  Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):








                              BANK OF IRELAND GROUP

                               Interim Statement

                     for the half year to 30 September 2002



                                   HIGHLIGHTS


  * Strong profit growth in challenging market conditions

      - Group profit before tax and exceptional items at EUR602m          +10%

      - Group profit before taxation at EUR580m                            +9%

      - Alternative earnings per share at 49.9c                           +11%


  * Continuing market leading returns to Stockholders

      - Return on average stockholders' funds                              23%

      - Dividend                                                          +14%


  * Excellent divisional results

      - Retail Republic of Ireland                                        +13%

      - Bank of Ireland Life                                              +27%

      - Wholesale Financial Services                                      +10%

      - UK Financial Services                                             +14%

      - Asset Management & Securities Services                             -7%


  * Strong capital position

      - Tier 1                                                            7.4%

      - Total Capital                                                    10.6%


  * High Asset Quality standards continue

      - Loan loss charge to average loans                                19bps



    "This is an excellent result in the current business environment. It demonstrates the ability of the Group to maximise returns from its strong brand and to apply its specialist skills to a diverse range of financial services businesses in Ireland, the UK and internationally."


    Mike Soden
    Group Chief Executive



                             BANK OF IRELAND GROUP

                               Interim Statement

                              For the half year to

                               30 September 2002


                               FINANCIAL SUMMARY

RESULTS                                      Half Year                        Half Year                         Change %
                                             30-9-2002                        30-9-2001
                                                  EURm                      (restated)*
                                                                                   EURm

Profit on ordinary activities                      602                              549                            +9.7%
before exceptional items
Profit before taxation                             580                              533                            +8.8%

PER UNIT OF EUR0.64 ORDINARY
STOCK

Earnings per share                               46.8c                            43.2c                            +8.3%
Alternative earnings per share                   49.9c                            45.1c                           +10.6%
Dividend per share                               13.2c                            11.6c                           +13.8%

BALANCE SHEET

Total assets                                    89,657                           83,756                            +7.0%
Total stockholders' funds                        4,462                            3,917                           +13.9%

Capital Ratios
Tier 1 capital                                    7.4%                             7.4%
Total capital                                    10.6%                            11.5%

Equity/assets                                     4.4%                             4.3%

Key Ratios
Net interest margin                              2.29%                            2.20%
Costs/total income                                 55%                              56%
Return on average stockholders'                    23%                              24%
funds


* The accounts for the six months to 30 September 2001 have been re-stated to take account of changes to the accounting policies for both FRS19 and UITF 33 (see page 17 of the Interim Statement).


                             Introduction

Results underscore the       The Group's results for the six months to 30 September 2002 underscore the robustness of
quality and sustainability   the business and the quality and sustainability of the Group's earning streams. Against a
of the Group's earning       challenging economic background, a 10% growth in profit before exceptional items and
streams                      taxation and 11% growth in alternative earnings per share is a strong result. The pre tax outcome includes a number of significant achievements: 13% profits growth in Retail RoI and
                             14% growth in profits in the UK Financial Services Division (which incorporates Bristol &
                             West, Banking GB and Northern Ireland) at a time when bank profitability in the UK is under considerable pressure.

The Group continues to gain  The domestic businesses performed very well in a slowing economic environment. The Group
market share in key          continues to gain market share in key products, such as mortgages, on the back of an
products.                    advice-based, added value approach to selling, which customers clearly appreciate. Bank of
                             Ireland Life had a very satisfactory performance under difficult investment conditions and continued to grow new business strongly.

                             International activities, which generate 40% approximately of total Group profits, were also very successful, although asset management in particular was adversely affected by a continued weakness in international equity prices. This impact was reduced by strong sales performances in Bank of Ireland Life and asset gathering in Bank of Ireland Asset
                             Management (BIAM).

Wholesale achieved further   Wholesale Financial Services, which incorporates both domestic and internationally focused
profits growth of 10%        businesses, maintained its upward momentum, but at a somewhat slower pace than last year.
following two years in which The division has achieved two years of very strong growth, 30% in 2001 and a further 25% in profits increased by 30% and 2002. Further profit growth of 10% against such a background is regarded as a very
25% respectively.            satisfactory achievement.

                             The growth in the restructured UK business was founded on strong performances from Northern
                             Ireland and from the Personal Lending division. The UKFS performance was achieved in spite of conditions negatively affecting the marketplace for investment products.

The Group is strongly        The Group is strongly capitalised with a Tier 1 ratio of 7.4% and total capital ratio of
capitalised.                 10.6%, after redemption of US$ dated loan capital.



Divisional Performance
                                                                Half Year to         Half Year to
                                                                   30-9-2002           30-09-2001
                                                                                       (restated)
                                                                        EURm                 EURm

Retail Republic of Ireland                                               189                  168
Bank of Ireland Life                                                      56                   44
Wholesale Financial Services                                             195                  178
UK Financial Services                                                    166                  146
Asset Management & Securities Services                                    56                   60
Group and Central                                                       (38)                 (25)
Grossing up                                                             (22)                 (22)
                                                                       -----                -----
Profit before taxation and exceptional items                             602                  549


                    Operating and Financial Review

Alternative         Bank of Ireland Group reports profit before exceptional items, of EUR602 million for the six months to
Earnings per share  30 September, 2002. This compares to EUR549 million for the same period last year. Alternative
up 11%              earnings per share, at 49.9 cent compare to 45.1 cent last year, an increase of 11%.

                    All operating divisions, with the exception of Asset Management and Securities Services where the result was slightly down, reported double digit pre tax profit increases.

The continuing      The Group's strong domestic franchise continues to generate growth and has significant further ability to increase potential particularly in those market segments in which the Group is under-weight. The continuing
market share        ability to increase market share in the face of intensifying competition underlines the strength of
underlines the      the Bank of Ireland brand.
strength of the
Bank of Ireland
brand.

The Group           The re-configuration of the UK businesses continues apace and the results are apparent in the strong
generates similar   performance of the business in the half year. The Group generates similar levels of profit from its
levels of profit    Retail operations in the UK and the Republic of Ireland.
from its retail
operations in the
UK and RoI.
                    Encouragingly, UKFS has developed a reputation as a specialist in the non-standard lending sector and has achieved a significant level of diversification without deterioration in asset quality.

                    The Group's Asset Management and Securities Services division held its profit contribution close to last year's level with exceptionally strong sales performance by BIAM that compensated in part for sharply falling equity values. The acquisition of a 61% interest in Iridian

Exceptional sales   provides further potential for growth. It gives BIAM a presence in the biggest product segment of performance by Bank the US investment market - the management of US equities - a product which will now be available to
of Ireland Asset    BIAM for distribution to its extensive US client base.
Management

Group costs up      Group total costs increased by 8.2%, compared to income growth of 8.7%.
8.2%: Group income
up 8.7%

                    Retail Republic of Ireland

Retail RoI profits  Pre tax profits increased by 13% to EUR189 million compared to the corresponding period last year.
up 13% to EUR189    There was a positive variance of 3% between income growth and cost growth, at 9% and 6%
million             respectively. Loan losses as a percentage of average loans increased marginally.

Net interest        Net interest income was up 7% - a very satisfactory outcome in the prevailing market conditions.
income up 7% and    Resources increased by 11%: deposit volumes and credit balances were both ahead, and a number of non interest income innovative deposit products were launched during the period.
up 15%
                    Mortgage demand by both owner-occupiers and investors was buoyant, with very strong growth in new business, resulting in an increase of 25% in mortgage balances and further growth in Bank of
                    Ireland's share of the national mortgage book. Non mortgage loan demand was weak, reflecting the more subdued general economic environment, however balances grew by 5%.

                    Net interest margin contracted somewhat reflecting the low interest rate environment and the more rapid growth in lower margin assets.

                    Non interest income was up 15%, driven by insurance commissions, branch fee income and significant gains from property disposals. Foreign exchange income was lower, impacted by the poor tourist season and the introduction of euro notes and coins.

                    Loan losses as a percentage of average loans increased by 4 basis points to 30 bps.

Costs up 6% with    Costs increased by 6%, half year on half year. The principal factors were wage increases under the
income up 9%        national agreement, higher pension costs and depreciation charges, offset by further savings from the Group Transformation Programme.

                    Bank of Ireland Life

Profits from new    Profits from new and existing business were each up 7%. Profit before tax at EUR56m was 27% higher
and existing        than the same period last year - a very solid performance in the prevailing market conditions.
businesses up 7%    Annual premium equivalent sales were up 16%. Bank of Ireland Life was the leading provider of
with APE sales up   equity-based SSIA products under the Irish Government's Special Savings Incentive Scheme.
16%
                    Non-operating profits benefited from a 1% reduction in the discount rate on embedded values to a rate of 10%, which brings it into line with current market levels.

                    World stock markets continued to be extremely volatile, leading to a negative investment variance of
                    EUR32m (September 2001 - EUR26m). However, the capital adequacy and solvency of the life assurance business remains very strong and has not been affected by recent stock market volatility, as the shareholder reserves are held primarily in government bonds.

                    Wholesale Financial Services

PBT up 10% to       Profit before tax, at EUR195 million, was 10% up on the same period last year. The main contributors
EUR195 million with were First Rate Travel Services, the 50:50 joint venture between First Rate Enterprises and the UK
continuing very     Post Office, and transaction based income increases in Corporate Banking and IBI Corporate Finance.
good asset quality  Including share of profit from the joint venture, divisional income was ahead by 9% compared to the first half of last year, with cost growth of 4%.

                    Loan losses as a percentage of the loan book were 20bps in the half year, ahead of the first half of last year when losses were exceptionally low at 13bps, but comparable with the outcome for the full year to 31 March 2002.

                    Lending volumes in Corporate Banking were up 8%, with all of the growth coming from international lending. Lending volumes in Private Banking were 15% higher than in the comparable period last year.
                    The rate of lending growth in the current year has slowed considerably in both domestic and international markets, reflecting current market conditions.

Profits up 30% in   Profit before tax in Corporate Banking was up 30% with income ahead by 31%. Non funds based income
Corporate Banking   increased by 87%, due to some significant transactions in the period, and funds based income by 16%.

Underlying growth   Profit before tax in Treasury and International Banking is down 5% compared to the first half of of 24% in Treasury  last year. However, when income identified last year as once-off is stripped out, the underlying
profits after       growth was 24%. Costs have fallen by 3% compared to the first six months of last year.
stripping out once
off income
                    Profits from Davy Stockbrokers, Private Banking, First Rate and IBI Corporate Finance increased in aggregate by 16% over the first half of last year.

                    UK Financial Services

PBT up 14% to EUR166  Profit before taxation increased by 14% to EUR166 million compared to the first half of 2001/02. The
million in UKFS     increase is a reflection of the re-focusing of the business, and good cost management.

Personal Lending    UKFS Personal Lending delivered an exceptionally strong profit performance in the period, fully
delivered an        justifying the strategic decision three years ago to change the direction of the business. The
exceptionally       business in Northern Ireland also performed strongly in this period.
strong profit
performance.
                    Margins have strengthened in both the lending and savings businesses, contributing to the income growth of 10%. The increase in lending margins is driven by diversification towards wider margin specialised lending, together with wider margins on standard mortgages.

                    Costs have been closely controlled, growing at 7%, resulting in an improvement to the cost income ratio.

                    The first half performance of UKFS would have been even stronger but for conditions in the market for investment products, resulting in a fall in investment product fee income over the corresponding period.

                    Non standard lending has increased to 21% of the residential mortgage book at 30 September 2002, in line with expectations. Market share of new business in the standard mortgage market has been low, partly as a result of a planned decision to limit volumes in the current year during the implementation of a new mortgage processing system. New products, designed to widen the product range and support continued growth, are at an advanced stage of development.

Asset quality       Asset quality, measured by either arrears or the internal quality profile method, is very strong
strong.             and continues to improve.

                    The reorganisation of the UK operations announced in March has been completed with resulting benefits of income synergies from cross referrals.

                    Asset Management & Securities Services

Profit of           Profit before tax in Asset Management and Securities Services reduced by 7% to EUR56 million. Against
EUR56 million a     the background of the market conditions with which the business had to contend during the period,
very satisfactory   this is a satisfactory outcome.
outcome in volatile
equity markets.
                    Costs in the core business were virtually static. The divisional cost increase of 8% was almost entirely due to the Iridian acquisition.

An excellent asset  Falling equity markets resulted in a reduction of EUR16 billion in the value of assets under
gathering effort    management since 31 March 2002. The impact was reduced somewhat by excellent asset gathering, which
with EUR4 billion   brought in an additional EUR4 billion in new assets during the period, added to almost EUR5 billion in
in new assets       the immediately preceding period. Despite the strong inflows total assets under management, at EUR45
during              billion, are EUR2 billion lower than at the same time last year.
the period

                    Relative investment performance remains good.

                    The acquisition of a 61% interest in Iridian on 6 September 2002 gives BIAM a presence in the biggest product segment of the US investment market.

                    Profit before tax in Bank of Ireland Securities Services is similar to last year and the level of new client take-on is very satisfactory.

                    Group and Central

                    The net cost of Group and Central is EUR13m higher than the corresponding period last year. The results to 30 September 2001 included property gains, and the current half year includes the impact of the funding cost for the full six months of the buy back of the Preference Shares in September
                    2001, investment costs in certain businesses and higher earnings on surplus capital.


        Financial Review

        The Group Profit & Loss Account for the half years to 30 September 2002 and 30 September 2001 is set out below:

                                                                              Half Year to          Half Year to
                                                                                 30-9-2002            30- 9-2001
                                                                                                      (restated)
                                                                                      EURm                  EURm

Net Interest Income                                                                    860                   746

Other Income                                                                           594                   592
                                                                                    ------                ------
Total Operating Income                                                               1,454                 1,338

Income from associated undertakings and joint ventures                                  18                     6

Operating expenses                                                                     814                   752

Provision for bad and doubtful debts                                                    56                    43
                                                                                    ------                ------

Profit on ordinary activities before exceptional items                                 602                   549

Exceptional items                                                                     (22)                  (16)
                                                                                    ------                ------
Profit before taxation                                                                 580                   533
                                                                                    ======                ======

Income

        Net interest income increased by 15% as a result of higher average lending and customer deposits and a widening of the Group net interest margin.

           Average Earning Assets                                               Net Interest Margin

    30.9.2002              30.9.2001                                   30.9.2002             30.9.2001
        EURbn                  EURbn                                           %                     %
         44.2                   38.4                Domestic                2.49                  2.64

         31.8                   31.3                 Foreign                2.03                  1.66
       ------                 ------                                      ------                ------
         76.0                   69.7                  Group                 2.29                  2.20
       ======                 ======                                      ======                ======


        Total Group lending increased by 6%. Lending in the Republic of Ireland increased by 11%. In UKFS, strong growth in non-standard residential mortgage lending and in commercial lending outweighed the decline in the standard book leaving total lending slightly ahead of the corresponding period last year. Resources growth of 7% in the Republic of Ireland was more than fully offset by a decline in resources in UKFS, reflecting a continued strategy of not pursuing volume from price-led recruitment. Average Group earning assets increased by 9%.

        The Group net interest margin increased by 9 bps to 2.29% for the half year to 30 September 2002. The domestic margin reduced to 2.49%, reflecting a modest downward trend across a number of businesses, and higher wholesale assets. The foreign net interest margin increased from 1.66% to 2.03%, due to a widening of margins in both lending and deposits in UKFS.

        Other Income, at EUR594 million, was similar to last year. Good growth in the sale of Group products across the businesses and the benefit of EUR22 million from the change in the discount rate in Bank of Ireland Life were offset by sustained weakness in global equity markets. This weakness had a negative impact on the embedded values in Bank of Ireland Life and on assets under management in BIAM. It also resulted in lower income in the advice-based businesses in UK Financial Services and those Group businesses distributing equity based products.

        Total operating income increased by 8.7% over the corresponding period.

        Income from associated undertakings and joint ventures increased by EUR12m over last September, and includes the profit contribution from First Rate Travel Services.

        Operating Expenses

        Total operating expenses increased by 8.2% over the corresponding period reflecting an increase in staff costs of 8% across the Group, 8% in administrative expenses and a 12% increase in depreciation and amortisation expenses. The increase in staff costs was principally due to higher rates of pay impacted by the national wage agreement in the Republic of Ireland. The increase in administration expenses, depreciation and goodwill amortisation is driven by higher volumes and continued investment in the business. The Group cost income ratio for the half year of 55% shows a modest improvement compared to the corresponding period last year.

        Loan Losses

        The loan loss charge increased from EUR43 million to EUR56 million. The quality of the loan book remains strong. The charge for the half year equates to 19 bps of average loans, similar to the year-end, and balances under provisions at EUR293 million compare to EUR331 million at the year end. The total non-designated specific provision is EUR179 million as at 30 September 2002, an increase of EUR5 million since 31 March 2002.

        Exceptional Items

        The Group has commenced a review of its businesses consistent with its portfolio management approach. The exceptional items of EUR22m for the half year relate to the exit costs from two businesses - Active Business Services and PS Information Resource (Irl) Ltd.

        Capital & Reserves

        The return on equity for the half year was 23% and high capital ratios were maintained with Tier 1 and Total Capital Ratios of 7.4% and 10.6% respectively. The equity/assets ratio was 4.4%.

        Stock Based Compensation

        There has been considerable debate internationally about accounting for stock option schemes. For a number of years the cost of all stock option plans has been disclosed in the US GAAP section in the annual filing of the Group 20-F Report with the Securities and Exchange Commission. For the half year to 30 September 2002, it is disclosed in Note 15 - "Group Financial Information for US Investors" of this Interim Statement. The total cost of these schemes for the half year, not included in the Irish GAAP profit and loss account, amounted to EUR6m. Half of this sum relates to the Group employee Sharesave Scheme (SAYE Scheme). Bank of Ireland is giving consideration to reflecting this cost in its primary Irish GAAP financial statements in due course.

        Interim Dividend

        In accordance with Group policy that the interim dividend, in normal course, shall be set at 40% of the total distribution per unit of stock for the prior year, the Directors have declared an interim dividend of
        13.2 cent for each unit of Ordinary Stock. This compares with 11.6 cent at the interim stage last year.

        The interim dividend will be paid on 7 January 2003 to Stockholders who are registered as holding Ordinary Stock at the close of business on 6 December 2002.

        Outlook

        Our strategy is clearly focused on the further growth of the Group and the delivery of superior returns to our stockholders and in pursuit of this strategy we will continue to seek out suitable acquisitions in our chosen markets.

        Prospects for the remainder of the current financial year remain challenging. Stock market volatility represents a threat to profitability in the asset management, life assurance and advice based investment businesses. However, given the diversity of the Group businesses, we remain positive for a satisfactory full year outturn.

        Laurence Crowley
        Governor

        13 November 2002




For further information:

John O'Donovan    Group Chief Financial Officer                353 1 632 2054

Mary King         Head of Group Investor Relations             353 1 604 3501

David Holden      Head of Group Corporate Communications       353 1 604 3833



                   GROUP PROFIT AND LOSS ACCOUNT (UNAUDITED)
                                                                            Half Year        Half Year             Year
                                                                            30-9-2002        30-9-2001        31-3-2002
                                                                                            (restated)
                                                                                 EURm             EURm             EURm
INTEREST RECEIVABLE

Interest receivable and similar income arising from debt securities               223              228              436

Other interest receivable and similar income                                    1,701            1,889            3,637

INTEREST PAYABLE                                                              (1,064)          (1,371)          (2,478)
                                                                           ----------       ----------       ----------
NET INTEREST INCOME                                                               860              746            1,595

Fees and commissions receivable                                                   485              486              999

Fees and commissions payable                                                     (42)             (31)             (80)

Dealing profits                                                                    37               38               65

Contribution from life assurance companies (Note 6)                                71               58              152

Other operating income                                                             43               41               74
                                                                           ----------        ---------       ----------
TOTAL OPERATING INCOME                                                          1,454            1,338            2,805

Administrative expenses (Note 5)                                                  730              677            1,427

Depreciation and amortisation (Note 5)                                             84               75              155
                                                                           ----------        ---------       ----------
OPERATING PROFIT BEFORE PROVISIONS                                                640              586            1,223

Provision for bad and doubtful debts (Note 11)                                     56               43              102
                                                                           ----------        ---------       ----------
OPERATING PROFIT                                                                  584              543            1,121

Income from associated undertakings and joint ventures                             18                6                1
                                                                           ----------        ---------       ----------
PROFIT ON ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS                                             549            1,122

                                                                                  602
Group Transformation Programme                                                      -             (16)             (37)

Exceptional items (Note 7)                                                       (22)                -                -
                                                                           ----------        ---------       ----------

PROFIT BEFORE TAXATION                                                            580              533            1,085

Taxation (Note 8)                                                                  98               81              165
                                                                           ----------        ---------       ----------
PROFIT AFTER TAXATION                                                             482              452              920
                                                                           ==========        =========       ==========


GROUP PROFIT AND LOSS ACCOUNT (UNAUDITED) (CONTINUED)
                                                                                 Half Year      Half Year           Year
                                                                                 30-9-2002      30-9-2001      31-3-2002
                                                                                               (restated)
                                                                                      EURm           EURm           EURm

PROFIT AFTER TAXATION                                                                  482            452            920

Minority interests: equity                                                               2              2              2

Minority interests: non equity                                                           3              3              6

Non-cumulative preference stock dividends                                                5             13             17
                                                                                ----------      ---------      ---------
PROFIT ATTRIBUTABLE TO THE ORDINARY STOCKHOLDERS                                       472            434            895

Transfer to capital reserve                                                             53             47             73

Ordinary dividends                                                                     133            117            333
                                                                                ----------      ---------      ---------
PROFIT RETAINED FOR THE PERIOD                                                         286            270            489
                                                                                ==========      =========      =========
Earnings per unit of EUR0.64 ordinary stock (Note 9)                                 46.8c          43.2c          89.0c
                                                                                ==========      =========      =========
Alternative earnings per unit of EUR0.64 ordinary stock (Note 9)                     49.9c          45.1c          93.4c
                                                                                ==========      =========      =========
Diluted earnings per unit of EUR0.64 ordinary stock (Note 9)                         46.3c          42.8c          88.1c
                                                                                ==========      =========      =========

CONSOLIDATED BALANCE SHEET (unaudited)
                                                                          30-9-2002         30-9-2001         31-3-2002
                                                                                           (restated)
                                                                               EURm              EURm              EURm
ASSETS

Cash and balances at central banks                                              349               679               569

Items in the course of collection from other banks                              476               757               554

Central Government and other eligible bills                                     134               107                79

Loans and advances to banks                                                   7,492             7,466             8,385

Loans and advances to customers (Note 10)                                    57,440            54,836            56,577

Securitisation and loan transfers                                               950             1,241             1,106

Less: non returnable amounts                                                    812             1,101               964

                                                                         ----------        ----------        ----------
                                                                                138               140               142
Debt securities                                                              12,649             9,657            10,885

Equity shares                                                                    41                13                19

Own shares                                                                       26                28                27

Interests in associated undertakings                                             17                19                16

Interest in joint ventures                                                       18                 6                 4

Tangible fixed assets                                                         1,245             1,168             1,234

Intangible fixed assets                                                         429               272               271

Other assets                                                                  3,179             2,907             2,317

Prepayments and accrued income                                                  747               757               591
                                                                         ----------        ----------         ---------
                                                                             84,380            78,812            81,670
Life assurance assets attributable to policyholders                           5,277             4,944             5,655
                                                                         ----------        ----------         ---------
                                                                             89,657            83,756            87,325
                                                                         ==========        ==========         =========

CONSOLIDATED BALANCE SHEET (unaudited)
                                                        30-9-2002                  30-9-2001               31-3-2002
                                                                                  (restated)
                                                             EURm                      EURm                     EURm
LIABILITIES
Deposits by banks                                          14,218                    11,169                   12,583

Customer accounts (Note 12)                                49,409                    50,079                   51,111

Debt securities in issue                                    8,044                     5,000                    6,374

Items in the course of transmission to                         94                       251                      152

other banks

Other liabilities and provisions                            4,847                     4,757                    3,792

Accruals and deferred income                                  773                       886                      672

Deferred taxation                                              84                        85                       89

Subordinated liabilities                                    2,283                     2,495                    2,524

Minority interests
 - equity                                                      86                        92                       91
 - non equity                                                  80                        81                       82

Called up capital stock (Note 13)                             679                       679                      679

Stock premium account (Note 14)                               774                       770                      773

Capital reserve (Note 14)                                     448                       372                      397

Profit and loss account (Note 14)                           2,354                     1,844                    2,143

Revaluation reserve (Note 14)                                 207                       252                      208
                                                       ----------                ----------               ----------
Stockholders' funds including non                           4,462                     3,917                    4,200
equity interests
                                                       ----------                ----------               ----------
Life assurance liabilities attributable                     5,277                     4,944                    5,655
to policyholders
                                                       ----------                ----------               ----------
                                                           89,657                    83,756                   87,325
                                                       ==========                ==========               ==========

MEMORANDUM ITEMS

                                                                            30-9-2002        30-9-2001        31-3-2002
                                                                                 EURm             EURm             EURm
Contingent liabilities

Acceptances and endorsements                                                       66               35               86

Guarantees and assets pledged as collateral security                            1,157              816            1,029

Other contingent liabilities                                                      421              519              496
                                                                           ----------       ----------       ----------
                                                                                1,644            1,370            1,611
                                                                           ==========       ==========       ==========
Commitments                                                                    18,394           14,889           16,314
                                                                           ==========       ==========       ==========


NOTE OF HISTORICAL COST PROFIT AND LOSS (UNAUDITED)

There is no significant difference between the results as disclosed in the profit and loss account and the results on an unmodified historical cost basis.


RECONCILIATION OF MOVEMENT IN STOCKHOLDERS' FUNDS (unaudited)
                                                                        Half Year            Half Year          Year
                                                                        30-9-2002            30-9-2001     31-3-2002
                                                                                            (restated)
                                                                             EURm                 EURm          EURm
Opening Stockholders Funds                                                  4,200                3,798         3,830

Prior year adjustments                                                          -                   32             -
                                                                      -----------          -----------   -----------
                                                                            4,200                3,830         3,830

Profit attributable to ordinary stockholders                                  472                  434           895

Dividends                                                                   (133)                (117)         (333)
                                                                      -----------          -----------   -----------
                                                                            4,539                4,147         4,392
Other recognised (losses)/gains                                              (84)                 (15)            21

New capital stock subscribed                                                    3                   46            48

Preference Stock buyback                                                        -                (261)         (261)

Goodwill written back on disposal                                               4                    -             -
                                                                      -----------          -----------   -----------
Closing Stockholders Funds                                                  4,462                3,917         4,200
                                                                      ===========          ===========   ===========
Stockholders' funds:

Equity                                                                      4,395                3,849         4,132

Non equity                                                                     67                   68            68
                                                                      -----------          -----------   -----------
                                                                            4,462                3,917         4,200
                                                                      ===========          ===========   ===========

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES (unaudited)
                                                                         Half Year            Half Year         Year
                                                                         30-9-2002            30-9-2001    31-3-2002
                                                                                             (restated)
                                                                              EURm                 EURm         EURm

Profit attributable to ordinary stockholders                                   472                  434          895

Exchange adjustments                                                          (84)                 (15)           23

Tax effect of disposal of revalued property                                      -                    -          (2)
                                                                        ----------           ----------   ----------
Total recognised gains for the year                                            388                  419          916

Prior period adjustments                                                         -                   32           32
                                                                        ----------          -----------   ----------
Total gains recognised in the period                                           388                  451          948
                                                                        ==========          ===========   ==========

GROUP CASH FLOW STATEMENT (UNAUDITED)
                                                                          Half Year           Half Year         Year
                                                                          30-9-2002           30-9-2001    31-3-2002
                                                                               EURm                EURm         EURm
OPERATING CASH FLOWS

Net cash flow from operating activities                                         852               1,072        3,783

Dividend received from associated undertakings                                    -                   8           10

Returns on investment and servicing of finance                                 (79)                (75)        (183)

Taxation                                                                       (91)                (58)        (153)

Capital expenditure and financial investment                                (1,575)               (319)      (2,427)

Acquisitions and disposals                                                    (176)               (240)        (244)

Equity dividends paid                                                         (216)               (155)        (271)

Financing                                                                     (174)               (255)        (253)
                                                                        -----------          ----------   ----------
(Decrease) / increase in cash                                               (1,459)                (22)          262
                                                                        ===========              ======   ==========


1 ACCOUNTING POLICIES

     The accounting policies as set out on pages 50 to 53 of the Report and Accounts for the year ended 31 March 2002 are unchanged.


2  PRIOR PERIOD ADJUSTMENTS

     The accounts for the 6 months to 2001 have been restated to take account of changes to the accounting policies for both FRS19 and UITF 33.


A) FRS 19: DEFERRED TAX

     The Group has adopted FRS 19: "Deferred Tax", which was effective for accounting periods ending on or after 23 January 2002. Previously, deferred tax was provided only on assets and liabilities where it was expected that the tax would crystallise in the foreseeable future. Now, under FRS 19, deferred tax is recognised on all timing differences as outlined in the accounting policy on Deferred Taxation in Note 1.13 of the Report & Accounts for year end 2002.

     As a consequence of adopting FRS 19, the financial statements at 31 March 2001 have been restated leading to a decrease in deferred taxation of EUR32m.

     The result of the change in policy for the half year ended 30 September 2001 and the year ended 31 March 2002 is to increase the tax on profit on ordinary activities by EUR1m and EUR3m respectively, resulting in a decrease in profit after tax and profit attributable to ordinary stockholders of the same amount.


B) UITF 33: OBLIGATIONS IN CAPITAL INSTRUMENTS

     The Group adopted UITF 33 which was effective for accounting periods ending on or after 23 March 2002. Previously the 7.4% guaranteed step-up callable preferred securities issued by BOI UK Holdings plc were treated as "Outside Interest - non equity" under FRS 4 "Capital Instruments" and included as part of our overall capital with the interest costs being treated as a distribution and included as an after tax cost. The interest cost of EUR22 million, (September 2001: EUR23 million, March 2002: EUR44 million) is now included as part of interest payable in the profit and loss account and the outstanding balance is included in subordinated liabilities in the balance sheet.


3 ACQUISITION - IRIDIAN

     On 6 September 2002 Bank of Ireland announced that its wholly owned subsidiary, BIAM (US), Inc. acquired a 61% interest in Iridian Asset Management LLC ("Iridian") for a consideration of $177m (EUR178.5m) and deferred contingent consideration of up to $21.25m (EUR21.4m) dependent on net client gains and losses in the first two years post completion of this acquisition.

     The Bank has the ability, if it wishes, to acquire the remaining 39% over the subsequent five year period via a series of call options exercisable each year in broadly equal stakes at a pre-agreed market multiple of profits of the business at the time of purchase of each individual stake. Each year the Bank may purchase any available stakes not previously purchased.

     The Iridian members have a similar series of put options applying the same price formula. The put and call options are mismatched as to timing and consequently price with yearly intervals between when the Bank can exercise each call option followed by when the members can put the corresponding stake.

     The acquisition is being treated as a piecemeal acquisition as, in the Directors' view, the risks and rewards of ownership over the 39% have not passed to the Bank and, given the mismatched put and call mechanism there is uncertainty as to the exercise of, and therefore the timing of, either the put or call options. In the interim the remaining members will have a continuing economic interest in Iridian, including the right to any distributions declared.

     As part of the transaction, the Bank also entered into an obligation to acquire subsequent interests, which will be issued to employees by Iridian in satisfaction of certain pre-existing appreciation entitlements. These rights will vest over years four through seven post acquisition. Consideration will be linked to the increase in profitability of the company over the period and the Bank estimates that this consideration will amount to $8.2m (EUR8.3m).

     As analysed below the acquisition gave rise to goodwill of US$184.8m (EUR186.3m) which has been capitalised and will be written off to the profit and loss account over its useful estimated life of 15 years.

                                                         US$m              EURm

Debtors                                                  13.0              13.1

Cash at Bank and in Hand                                 10.0              10.1

Tangible Fixed Assets                                     0.5               0.5

Creditors Due Within One Year                          (13.0)            (13.1)

Other Liabilities                                       (0.8)             (0.8)

Minority Interests                                      (3.8)             (3.8)
                                                    --------          --------
Net Assets acquired                                      5.9               6.0

Goodwill                                               184.8             186.3
                                                    --------          --------
                                                       190.7             192.3
                                                    ========          ========

Consideration                                          185.2             186.8

Costs of Acquisition                                     5.5               5.5
                                                    --------          --------

                                                       190.7             192.3
                                                    ========          ========


     There were no fair value adjustments to the consolidated Balance Sheet of Iridian at 5 September 2002.

     The profit before tax for Iridian for the period 1 January 2002 to 5 September 2002 was US$22.5m (EUR23.0m) (year ended 31 December 2001:
     US$43.5m (EUR48.3m)).

     A summarised profit and loss account for the period from 6 September 2002 to 30 September 2002 is as follows:

                                                       US$m              EURm

Net interest expense                                      -                 -

Other income                                            3.4               3.5

Operating expenses                                      1.9               2.0
                                                   --------          --------
Operating profit                                        1.5               1.5
                                                   ========          ========



4 SEGMENTAL ANALYSIS

     The segmental analysis of the Group's results and financial position is set out below by geographic segment and by business class. For the geographic analysis Republic of Ireland includes profits generated in the International Financial Services Centre. Turnover is defined as interest income and non interest income. Turnover by business class is not shown. The Group has six business classes. The analysis of results by business class is based on management accounts information. Net assets are included below in order to comply with SSAP 25. The segmental allocation of liabilities necessitates the allocation of capital on a risk related basis which is in some cases necessarily subjective. The basis of capital allocation to segments is based on an economic capital basis which incorporates a broader range of business risks. The Directors believe that it is more meaningful to analyse total assets and the result of this analysis is therefore also included in the tables.

     Following a reorganisation announced in January 2002, Corporate & Treasury has become Wholesale Financial Services which now excludes Banking GB and Northern Ireland and includes Private Banking. Asset Management and Securities Services now excludes Private Banking. Bristol & West has become UK Financial Services and now includes Banking GB and Northern Ireland. The analysis for 2001 has been restated accordingly.


     The geographic segments have been changed and the analysis for 2001 has been restated accordingly.

     The adoption of UITF 33 as described in Note 2 has been reflected in the segmental analysis below.

(a) Geographical Segment                                       Half Year 30-9-2002

                                                Republic of        United      Rest of         Total
                                                    Ireland       Kingdom        World
                                                       EURm          EURm         EURm          EURm

Turnover                                              1,350         1,150           60         2,560
                                                     ======        ======       ======        ======
Profit before exceptional items                         445           162           17           624
                                                     ======        ======       ======
Exceptional Items                                                                               (22)

Grossing up (1)                                                                                 (22)
                                                                                            --------
Profit before taxation                                                                           580
                                                                                            ========

Net assets                                            2,619         1,677          166         4,462
                                                     ======        ======       ======       =======
Total assets (2)                                     68,858        40,421        2,276       111,555
                                                     ======        ======       ======       =======


                                                               Half Year 30-9-2001
                                                                    (restated)

                                                Republic of        United      Rest of         Total
                                                    Ireland       Kingdom        World
                                                       EURm          EURm         EURm          EURm

Turnover                                              1,374         1,296           70         2,740
                                                     ======        ======       ======        ======

Profit before exceptional item                          426           124           21           571
                                                     ======        ======       ======
Group Transformation Programme                                                                  (16)

Grossing up (1)                                                                                 (22)
                                                                                            --------
Profit before taxation                                                                           533
                                                                                            ========

Net assets                                            2,227         1,526          164         3,917
                                                     ======        ======       ======      ========

Total assets (2)                                     59,379        39,706        2,193       101,278
                                                     ======        ======       ======      ========


(a) Geographical Segment                                            Year 31-3-2002
                                                  Republic of        United       Rest of        Total
                                                      Ireland       Kingdom         World
                                                         EURm          EURm          EURm         EURm

Turnover                                                2,765         2,470           128        5,363
                                                       ======        ======        ======       ======

Profit before exceptional item                            878           268            32        1,178
                                                       ======        ======        ======
Group Transformation Programme                                                                    (37)

Grossing up (1)                                                                                   (56)
                                                                                            ----------
Profit before taxation                                                                           1,085
                                                                                            ==========
Net assets                                              2,418         1,618           164        4,200
                                                       ======        ======        ======   ==========

Total assets (2)                                       63,357        42,819         2,185      108,361
                                                       ======        ======        ======   ==========



(b) Business Segments                                              Half Year 30-9-2002

                                       Retail        BOI     Wholesale         UK            Asset   Group and     Total
                                  Republic of       Life     Financial  Financial       Management     Central
                                      Ireland                Services    Services   and Securities
                                                                                          Services
                                         EURm      EURm          EURm        EURm             EURm       EURm       EURm

Net interest income                       415         -           146         312                2        (2)        873

Other income                              124        56           166         126              108         23        603
                                     --------   -------      --------    --------         --------   --------   --------
Total operating income                    539        56           312         438              110         21      1,476

Administrative expenses                   324         -           123         255               54         58        814

Provisions for bad and doubtful            26         -            13          17                -          -         56
debts
                                     --------   -------      --------    --------         --------   --------   --------
Operating Profit                          189        56           176         166               56       (37)        606

Income from associated                      -         -            19           -                -        (1)         18
undertakings & joint ventures
                                     --------   -------      --------    --------         --------   --------   --------
Profit before Exceptional Items           189        56           195         166               56       (38)        624

Exceptional Items                                                                                                   (22)

Grossing up (1)                                                                                                     (22)
                                                                                                                --------
Profit before taxation                                                                                               580
                                                                                                                ========
Net assets                              1,017        88           642       1,688              144        883      4,462
                                     ========   =======      ========    ========         ========   ========   ========
Total assets (2)                       26,689     5,650        46,930      31,985            1,254      7,022    119,530
                                     ========   =======      ========    ========         ========   ========   ========
Total Risk Weighted Assets             14,827         -        19,555      20,127              384        351     55,244
                                     ========   =======      ========    ========         ========   ========   ========


                                                                   Half Year 30-9-2001
                                                                        (restated)
                                       Retail        BOI     Wholesale         UK            Asset   Group and     Total
                                  Republic of       Life     Financial  Financial       Management     Central
                                      Ireland                Services    Services   and Securities
                                                                                          Services
                                         EURm      EURm          EURm        EURm             EURm       EURm       EURm

Net interest income                       387         -           135         255                2       (13)        766

Other income                              108        44           161         144              108         29        594
                                   ----------   -------    ----------     -------         --------   --------   --------
Total operating income                    495        44           296         399              110         16      1,360

Administrative Expenses                   307         -           118         238               50         39        752

Provisions for bad and doubtful            20         -             8          15                -          -         43
debts
                                   ----------   -------    ----------     -------         --------   --------   --------
Operating Profit                          168        44           170         146               60       (23)        565

Income from associated                      -         -             8           -                -        (2)          6
undertakings & joint ventures
                                   ----------   -------    ----------     -------         --------   --------   --------
Profit before exceptional item            168        44           178         146               60       (25)        571
                                     ========   =======      ========    ========         ========   ========
Group Transformation Programme                                                                                      (16)
Grossing up (1)                                                                                                     (22)
                                                                                                                --------
Profit before taxation                                                                                               533
                                                                                                                   =====
Net assets                                860        82           579       1,507              123        766      3,917
                                     ========   =======      ========    ========         ========   ========   ========
Total assets (2)                       22,943     5,275        39,299      32,336            1,083      5,645    106,581
                                     ========   =======      ========    ========         ========   ========   ========
Total Risk Weighted Assets             12,490         -        17,215      19,628              406        217     49,956
                                     ========   =======      ========    ========         ========   ========   ========


                                                                      Year 31-3-2002
                                       Retail        BOI     Wholesale         UK            Asset   Group and     Total
                                  Republic of       Life     Financial  Financial       Management     Central
                                      Ireland                Services    Services   and Securities
                                                                                          Services
                                         EURm      EURm          EURm        EURm             EURm       EURm       EURm

Net interest income                       787         -           306         554                4       (20)      1,631

Other income                              228       122           310         284              224         62      1,230
                                   ----------   -------    ----------    --------       ----------   --------   --------
Total operating income                  1,015       122           616         838              228         42      2,861

Administrative expenses                   646         -           243         490              102        101      1,582

Provisions for bad and doubtful            48         -            25          30                -        (1)        102
debts
                                   ----------   -------    ----------    --------       ----------   --------   --------
Operating Profit                          321       122           348         318              126       (58)      1,177

Income from associated                      -         -             7           -                -        (6)          1
undertakings & joint ventures
                                   ----------   -------    ----------     -------         --------   --------   --------
Profit before exceptional item            321       122           355         318              126       (64)      1,178
                                     ========   =======      ========    ========         ========   ========
Group Transformation Programme                                                                                      (37)
Grossing up (1)                                                                                                     (56)
                                                                                                                --------
Profit before taxation                                                                                             1,085
                                                                                                                   =====
Net assets                                865        82           570       1,609              123        951      4,200
                                     ========   =======      ========    ========         ========   ========   ========
Total assets (2)                       23,427     6,028        43,538      33,338              930      5,767    113,028
                                     ========   =======      ========    ========         ========   ========   ========
Total Risk Weighted Assets             13,119         -        18,675      20,394              563        226     52,977
                                     ========   =======      ========    ========         ========   ========   ========


     1. The Group undertakes tax based transactions at rates which are less than normal market rates in return for tax relief arising from incentives for industrial development and other reliefs. To assist in making valid comparison of pre-tax performance, the analysis of business unit performance is grossed up.


     2. Total assets include intra-group items of EUR29,873m (September 2001:
        EUR22,825m, March 2002: EUR25,703m) in business class and EUR21,898m (September 2001: EUR17,522m, March 2002: EUR21,036m) in geographic segments.

5 OPERATING EXPENSES
                                                                                   Half year     Half Year          Year
                                                                                   30-9-2002     30-9-2001     31-3-2002
                                                                                        EURm          EURm          EURm

          The Group

          Staff Costs: (1)
          - wages and salaries                                                           411           387           802

          - social security costs                                                         35            35            72

          - pension costs                                                                 26            18            39

          - staff stock issue                                                              4             1             8

          - severance packages                                                             -             -             2
                                                                                   ---------     ---------    ----------
                                                                                         476           441           923

          Other administrative expenses (1)                                              254           236           504
                                                                                   ---------     ---------    ----------
          Total administrative expenses                                                  730           677         1,427
                                                                                   ---------     ---------    ----------
          Depreciation and amortisation:
          - freehold and leasehold property                                                7             6            15

          - computer and other equipment                                                  68            62           125

          - amortisation of goodwill                                                       9             7            15
                                                                                   ---------     ---------     ---------
          Total depreciation and amortisation                                             84            75           155
                                                                                   ---------     ---------     ---------
          Total operating expenses                                                       814           752         1,582
                                                                                   =========     =========     =========

 1. Staff costs and other administrative expenses in the comparative periods have been reclassified in line with the current years classification, with no effect on total operating expenses.

6 LIFE ASSURANCE

     The table below provides an analysis of profits before tax.

                                                                      Half Year     Half Year          Year
                                                                      30-9-2002     30-9-2001     31-3-2002
                                                                           EURm          EURm          EURm

New business                                                                 30            28            57

Existing business                                                            32            30            60

Return on shareholder's funds                                                 5             6            10
                                                                     ----------    ----------    ----------
Operating profit before tax                                                  67            64           127

Investment variance                                                        (32)          (26)           (8)

Change in discount rate                                                      22             -             -

Exceptional items                                                            14            20            33
                                                                     ----------    ----------    ----------
Contribution from life assurance companies                                   71            58           152

Less: income adjustment for certain services,
overheads and capital allocations provided by Group companies              (15)          (14)          (30)
                                                                     ----------    ----------    ----------

Life assurance segment, profit before tax                                    56            44           122
                                                                     ==========    ==========    ==========


7 EXCEPTIONAL ITEMS

     Agreement has been reached to dispose of Active Business Services resulting in a loss on disposal of EUR13m.

     On 30 September the Group terminated its joint venture with Perot Systems and reorganised the IT business within the Group and the costs associated with this reorganisation amounted to EUR9m.


8 TAXATION ON PROFIT ON ORDINARY ACTIVITIES

                                                                       Half Year      Half Year           Year
                                                                       30-9-2002      30-9-2001      31-3-2002
                                                                                     (restated)
                                                                            EURm           EURm           EURm

Corporation tax on profit for the period                                      53             60            129

Double taxation relief                                                       (9)           (11)           (20)

Foreign taxation                                                              47             20             41

Deferred taxation                                                              1             11             14

Associated undertakings and joint ventures                                     6              1              1
                                                                      ----------     ----------     ----------
                                                                              98             81            165
                                                                      ==========     ==========     ==========

9 EARNINGS PER UNIT OF EUR0.64 ORDINARY STOCK

     The calculation of basic earnings per unit of EUR0.64 Ordinary Stock is based on the profit attributable to Ordinary Stockholders divided by the weighted average Ordinary Stock in issue.

                                                                        Half Year      Half Year           Year
                                                                        30-9-2002      30-9-2001      31-3-2002
                                                                                      (restated)

Basic

Profit attributable to Ordinary Stockholders                            EUR472.0m      EUR434.0m      EUR894.5m

Weighted average number of shares in issue                               1,008.3m       1,004.0m       1,005.6m

Basic earnings per share                                                    46.8c          43.2c          89.0c



The calculation of alternative earnings per unit of EUR0.64 Ordinary Stock is based on the profit attributable to Ordinary Stockholders before the Group Transformation Programme, goodwill amortisation and exceptional items divided by the weighted average Ordinary Stock in issue.

                                                                        Half Year      Half Year           Year
                                                                        30-9-2002      30-9-2001      31-3-2002
                                                                                      (restated)

Alternative

Basic                                                                       46.8c          43.2c          89.0c

Group Transformation Programme                                                  -           1.3c           3.0c

Goodwill amortisation                                                        0.9c           0.6c           1.4c

Exceptional items                                                            2.2c              -              -
                                                                       ----------     ----------     ----------
Alternative earnings per share                                              49.9c          45.1c          93.4c



The diluted earnings per share is based on the profit attributable to Ordinary Stockholders divided by the weighted average Ordinary Stock in issue adjusted for the effect of all dilutive potential Ordinary Stock.

                                                                        Half Year      Half Year           Year
                                                                        30-9-2002      30-9-2001      31-3-2002
                                                                                      (restated)

Diluted

Profit attributable to Ordinary Stockholders                            EUR472.0m      EUR434.0m      EUR894.5m

Average number of shares in issue                                        1,008.3m       1,004.0m       1,005.6m

Effect of all dilutive potential Ordinary Stock                             10.4m          10.2m           9.6m
                                                                       ----------     ----------     ----------
                                                                         1,018.7m       1,014.2m       1,015.2m
                                                                       ==========     ==========     ==========
Diluted earnings per share                                                  46.3c          42.8c          88.1c


10 LOANS AND ADVANCES TO CUSTOMERS

                                                                      30-9-2002     30-9-2001     31-3-2002
                                                                           EURm          EURm          EURm

Loans and advances to customers                                          54,410        51,828        53,559

Loans and advances - finance leases                                       2,355         2,482         2,450

Hire purchase receivables                                                 1,176           979         1,068
                                                                     ----------    ----------    ----------
                                                                         57,941        55,289        57,077
Provision for bad and doubtful debts (note 11)                            (501)         (453)         (500)
                                                                     ----------    ----------    ----------
                                                                         57,440        54,836        56,577


11     PROVISION FOR BAD AND DOUBTFUL DEBTS

                                                                       30-9-2002      30-9-2001     31-3-2002
                                                                            EURm           EURm          EURm

Opening balance                                                              500            430           430

Charge against profits                                                        56             43           102

Amounts written off                                                         (53)           (29)          (55)

Recoveries                                                                     6              9            19

Exchange adjustments                                                         (8)              -             4
                                                                     -----------    -----------    ----------
Closing balance                                                              501            453           500
                                                                     ===========    ===========    ==========
All of which relates to loans and advances to customers

Provisions at end of period:
- specific                                                                   150            127           159

- general                                                                    351            326           341
                                                                     -----------    -----------    ----------
                                                                             501            453           500
                                                                         =======        =======        ======


The Group's general provision, which provides for the latent loan losses in the portfolio of loans and advances, comprises an element relating to grade profiles of EUR172m (Sept 2001: EUR166m, March 2002: EUR167m) and a non designated element, for prudential purposes of EUR179m (Sept 2001: EUR160m, March 2002:
EUR174m). The non designated element will be offset, in certain pre-defined circumstances, against specific loan losses as they crystallise in future years.


12 CUSTOMER ACCOUNTS

                                                                       30-9-2002      30-9-2001      31-3-2002
                                                                            EURm           EURm           EURm

Current accounts                                                           9,494          8,017          8,924

Demand deposits                                                           20,663         22,459         22,854

Term deposits and other products                                          18,768         18,591         18,638

Other short-term borrowings                                                  484          1,012            695
                                                                     -----------     ----------    -----------
                                                                          49,409         50,079         51,111
                                                                     ===========     ==========     ==========


13 CAPITAL STOCK

                                                                       30-9-2002      30-9-2001      31-3-2002
                                                                            EURm           EURm           EURm

Allotted and fully paid

Equity

1008.7m units of EUR0.64 of Ordinary Stock                                   646            644            645

41.4m units of EUR0.64 of Treasury Stock                                      26             28             27

Non equity
1.9m units of Non-Cumulative Preference Stock of GBP1 each                     3              3              3

3.0m units of Non-Cumulative Preference Stock of EUR1.27 each                  4              4              4
                                                                      ----------     ----------     ----------
                                                                             679            679            679
                                                                      ==========     ==========     ==========


14 RESERVES

                                                                    30-9-2002    30-9-2001    31-3-2002
                                                                                (restated)
                                                                         EURm         EURm         EURm

                Stock premium account

                Opening balance                                           773          726          726

                Premium on issue of capital stock                           3            5            7

                Premium on stock alternative scheme issue                   -           39           39

                Exchange adjustments                                      (2)            -            1

                                                                   ----------    ---------   ----------

                Closing balance                                           774          770          773

                                                                   ==========    =========   ==========

                Capital reserve

                Opening balance                                           397          311          311

                Transfer from revenue reserves                             53           47           73

                Capital redemption reserve fund (1)                         -           14           14

                Transfer to revenue reserves                                -            -          (1)

                Exchange adjustments                                      (2)            -            -

                                                                   ----------    ---------   ----------

                Closing balance                                           448          372          397

                                                                   ==========    =========   ==========

                Profit and loss account

                Opening balance                                         2,143        1,818        1,818

                Prior year adjustment                                       -           32           32

                                                                    ---------    ---------   ----------

                                                                        2,143        1,850        1,850

                Profit retained                                           286          270          489

                Transfer to capital reserves                                -         (14)         (14)

                Preference Stock buy back                                   -        (247)        (247)

                Transfer from revaluation reserve                           -            -           45

                Tax effect of disposal of revalued property                 -            -          (2)

                Transfer from capital reserve                               -            -            1

                Transfer from goodwill reserve                              4            -            -

                Exchange adjustments                                     (79)         (15)           21

                                                                   ----------    ---------   ----------

                Closing balance                                         2,354        1,844        2,143

                                                                       ======       ======       ======

                Revaluation reserve

                Opening balance                                           208          252          252

                Revaluation of property                                     -            -            -

                Transfer to revenue reserve on sale of property             -            -         (45)

                Exchange adjustments                                      (1)            -            1

                                                                   ----------    ---------    ---------

                Closing balance                                           207          252          208

                                                                   ==========    =========   ==========


(1) As the Preference Stock which was purchased was cancelled in September 2001, an amount equal to the nominal value of the shares purchased was transferred to a capital redemption reserve fund.


15 GROUP FINANCIAL INFORMATION FOR US INVESTORS

                                                                       Half Year      Half Year           Year
Consolidated Net Income                                                30-9-2002      30-9-2001      31-3-2002
                                                                                     (restated)
                                                                            EURm           EURm           EURm

Net income under Irish GAAP (as originally presented)                        472            435            895

Prior year adjustment                                                          -            (1)              -
                                                                       ---------      ---------     ----------
Net income under Irish GAAP as restated                                      472            434            895

Depreciation                                                                 (1)            (2)            (3)

Software development costs                                                     2              3              6

Goodwill                                                                       9           (17)           (33)

Pension costs                                                               (17)           (21)           (58)

Long-term assurance policies                                                (46)           (17)           (78)

Group Transformation Programme                                              (16)           (11)           (21)

Leasing                                                                      (2)              -            (7)

Stock Based Compensation (1)                                                 (2)            (2)            (4)

Derivatives (FAS 133)                                                         36             12           (73)

Other                                                                          -            (2)           (15)

Deferred tax effect on these adjustments                                       7             23             58
                                                                       ---------   ------------   ------------
Profit under US GAAP                                                         442            400            667
                                                                       =========   ============   ============
Earnings per unit of EUR0.64 Ordinary Stock under US GAAP

- basic                                                                    43.8c          39.8c          66.3c
                                                                       =========   ============   ============
- diluted                                                                  43.4c          39.4c          65.7c
                                                                       =========   ============   ============


Consolidated Total Stockholders' Funds
                                                                      30-9-2002  30-9-2001            31-3-2002
                                                                                (restated)
                                                                           EURm       EURm                 EURm

Total stockholders' funds including non equity interests                  4,462      3,886                4,200
under Irish GAAP as originally presented

Prior year adjustment                                                         -         31                    -
                                                                      ---------  ---------           ----------
Total stockholders funds including equity interests as restated           4,462      3,917                4,200

Property less related depreciation                                        (350)      (348)                (349)

Software development costs                                                  (6)       (12)                  (9)

Goodwill                                                                    451        470                  460

Deferred taxation                                                          (13)       (13)                 (13)

Debt securities - available for sale                                        108         31                   38

Pension costs                                                                20        139                  101

Long-term assurance policies                                              (370)      (300)                (370)

Dividends                                                                   133        117                  216

Leasing                                                                     (9)          -                  (7)

Derivatives (FAS 133)                                                      (37)         12                 (73)

Other                                                                         1        (8)                  (6)

Group Transformation Programme                                               18         43                   34

Deferred taxation on these adjustments                                       32         27                   58
                                                                      --------- ----------           ----------
Consolidated stockholders' funds including non equity interests           4,440      4,075                4,280
under US GAAP
                                                                      ========= ==========           ==========



15 GROUP FINANCIAL INFORMATION FOR US INVESTORS (continued)


Consolidated Total Assets
                                                                       30-9-2002      30-9-2001      31-3-2002
                                                                                     (restated)
                                                                            EURm           EURm           EURm

Total assets under Irish GAAP                                             89,657         83,756         87,325

Property less related depreciation                                         (350)          (348)          (349)

Goodwill                                                                     489            509            499

Software development costs                                                   (6)           (12)            (9)

Debt securities - available for sale                                         108             39             38

Pension costs                                                                 24            143            106

Acceptances                                                                   66             35             86

Long-term assurance policies                                               (370)          (300)          (370)

Securitised assets                                                           982            949            836

Derivatives (FAS 133)                                                      1,307            614            692

Other                                                                       (75)           (73)           (79)
                                                                      ----------   ------------     ----------
Total assets under US GAAP                                                91,832         85,312         88,775
                                                                      ==========   ============     ==========


Consolidated Total Liabilities and Stockholders' Funds

                                                                       30-9-2002      30-9-2001      31-3-2002
                                                                                     (restated)
                                                                            EURm           EURm           EURm

Total liabilities and stockholders' funds including non equity            89,657         83,756         87,325
interests under Irish GAAP

Stockholders' funds (US GAAP adjustment)                                    (22)            158             80

Dividends                                                                  (133)          (117)          (216)

Borrowings related to securitised assets                                     982            949            836

Acceptances                                                                   66             35             86

Leasing                                                                        9              -              7

Group Transformation Programme                                              (18)           (43)           (34)

Derivatives (FAS 133)                                                      1,344            602            765

Other                                                                          2             15              7

Deferred taxation on these adjustments                                      (55)           (43)           (81)
                                                                    ------------   ------------   ------------
Total liabilities and stockholders' funds including non equity            91,832         85,312         88,775
interests under US GAAP
                                                                    ============   ============   ============



(1) The Group accounts for stock based compensation in accordance with APB25 "Accounting for stock issued to Employees" and the charge as noted above is EUR2m. The Group in its 20-F filing adopts the disclosure provisions of SFAS123 "Accounting for Stock Based Compensation" and on this basis had a fair value basis of accounting for these schemes been applied based on the fair values at the grant date the additional expense in the period to 30 September would have been EUR4m and the pro forma net profit under US GAAP would have been EUR438m.

     As detailed in Note 2, the Group has adopted the provisions of FRS19 and now provides deferred taxation in full on all temporary differences existing at the Balance Sheet date. In accordance with the transitional arrangements, the effect of this standard has been reflected in the Irish GAAP accounts by means of a prior year adjustment.

16 AVERAGE BALANCE SHEET AND INTEREST RATES

     The following tables show the average balances and interest rates of interest earning assets and interest bearing liabilities for each of the half years ended 30 September 2002 and 2001 and the year ended 31 March 2002. The calculations of average balances are based on daily, weekly or monthly averages, depending on the reporting unit. The average balances used are considered to be representative of the operations of the Group and would not be materially different if daily averages were consistently used throughout. Rates for the half years are annualised.

                                Half Year                         Half Year                        Year
                              30-9-2002                           30-9-2001                        31-3-2002
                    Average Balance   Interest     Rate     Average   Interest   Rate    Average   Interest     Rate
                                                            Balance                      Balance
                               EURm       EURm        %        EURm       EURm      %       EURm       EURm        %

ASSETS
Loans to banks
Domestic offices              6,601        111      3.4       5,763        141    4.9      6,064        270      4.5

Foreign offices                 818          9      2.2       1,234         24    3.9      1,230         44      3.6

Loans to customers
(1)
Domestic offices             24,943        702      5.6      22,330        732    6.6     23,313      1,433      6.1
Foreign offices              28,803        770      5.3      28,238        881    6.2     28,420      1,672      5.9

Central government and
other eligible bills
Domestic offices                  6          -        -          18          -    0.4         19          -      0.4
Foreign offices                   -          -        -           -          -      -          -          -        -

Debt Securities
Domestic offices              9,941        189      3.8       7,466        197    5.3      8,206        373      4.5
Foreign offices               1,375         34      4.9       1,205         31    5.1      1,216         63      5.2

Instalment credit
Domestic offices                451         16      7.1         404         16    7.6        420         31      7.4
Foreign offices                 681         28      8.2         551         25    9.1        574         49      8.5

Finance lease
receivables
Domestic offices              2,312         63      5.4       2,440         69    5.7      2,429        136      5.6
Foreign offices                  74          2      4.3          34          1    5.9         41          2      3.9

Total interest
earning assets
Domestic offices             44,254      1,081      4.9      38,421      1,155    6.0     40,451      2,243      5.5
Foreign offices              31,751        843      5.3      31,262        962    6.2     31,481      1,830      5.8
                        ----------- ----------   ------ ----------- ---------- ------ ---------- ----------   ------
                             76,005      1,924      5.1      69,683      2,117    6.1     71,932      4,073      5.7

Allowance for loan            (505)                           (427)                        (442)
losses
Non interest                 11,760                          11,565                       11,655
earning assets (2)

                        ----------- ----------   ------ ----------- ---------- ------ ---------- ----------   ------
Total Assets                 87,260      1,924      4.4      80,821      2,117    5.2     83,145      4,073      4.9
                        =========== ==========   ====== =========== ========== ====== ========== ==========   ======


                                 Half Year                        Half Year                         Year
                              30-9-2002                     30-9-2001 (restated)                    31-3-2002
                           Average   Interest         Rate     Average   Interest    Rate    Average   Interest    Rate
                           Balance                             Balance                       Balance
                              EURm       EURm            %        EURm       EURm       %       EURm       EURm       %

liabilities and
stockholders' equity

Deposits and Customer
Accounts
Domestic offices            30,949        416          2.7      28,009        547     3.9     29,740        997     3.4
Foreign offices             24,039        430          3.6      24,844        612     4.9     24,654      1,083     4.4

Debt securities in
issue
Domestic offices             5,742         84          2.9       2,864         75     5.2      2,972        131     4.4
Foreign offices              2,582         55          4.3       2,014         55     5.5      2,315        113     4.9

Subordinated
liabilities
Domestic offices             1,526         43          5.6       1,589         45     5.7      1,589         81     5.1
Foreign offices                907         36          7.9         908         37     8.1        894         73     8.2

Total interest bearing
liabilities
Domestic offices            38,217        543          2.8      32,462        667     4.1     34,301      1,209     3.5
Foreign offices             27,528        521          3.8      27,766        704     5.1     27,863      1,269     4.6
                        ----------   --------       ------ ----------- ----------  ------ ---------- ----------  ------
                            65,745      1,064          3.2      60,228      1,371     4.6     62,164      2,478     4.0
Non interest bearing
liabilities
Current accounts             6,417                               5,159                         5,785

Other non interest          10,732                              11,473                        11,153
bearing liabilities(2)
Stockholders' equity
including non equity
interest                     4,366                               3,961                         4,043

                       ----------- ----------       ------ ----------- ----------  ------ ---------- ----------  ------
Total liabilities and       87,260      1,064          2.4      80,821      1,371     3.4     83,145      2,478     3.0
stockholders' equity
                       =========== ==========       ====== =========== ==========  ====== ========== ==========  ======



(1) Loans to customers include non accrual loans and loans classified as problem loans.

(2) In accordance with Financial Reporting Standard 2, the balance sheets of the life assurance companies have been consolidated and are reflected under "Non Interest Earning Assets" and "Non Interest Bearing Liabilities".


17 RATES OF EXCHANGE

     Principal rates of exchange used in the preparation of the accounts are as follows:

                         30-9-2002                        30-9-2001                          31-3-2002
              Closing    Average     Hedge      Closing    Average      Hedge     Closing    Average      Hedge

EUR/US$        0.9860     0.9641         -       0.9131     0.8813          -      0.8724     0.8804          -


EUR/GBP        0.6295     0.6333         -       0.6220     0.6141      0.6488     0.6130     0.6145     0.6487



18 THE ACCOUNTS WERE APPROVED BY THE COURT OF DIRECTORS ON 13 NOVEMBER 2002.


INDEPENDENT REVIEW REPORT TO THE GOVERNOR AND COMPANY OF THE BANK OF IRELAND

Introduction

We have been instructed by the Bank to review the financial information for the six months ended 30 September 2002 as set out on pages 11 to 32. We have read the other information contained in the Interim Statement and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The Interim Statement, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the Interim Statement in accordance with the Listing Rules of the Irish Stock Exchange which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in Ireland and the United Kingdom. A review consists principally of making enquiries of management and applying analytical procedures to the financial information and underlying financial data and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with Auditing Standards issued by the Auditing Practices Board and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review, we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2002.


PricewaterhouseCoopers
Chartered Accountants
Dublin
13 November 2002


FINANCIAL SUMMARY

RESULTS                                                          Half Year          Half Year          Change %
                                                                   30.9.02            30.9.01
                                                                      EURm        (restated)*
                                                                                         EURm


Profit on ordinary activities before exceptional items                 602                549             +9.7%

Profit before taxation                                                 580                533             +8.8%

PER UNIT OF EUR0.64 ORDINARY STOCK

Earnings                                                             46.8c              43.2c             +8.3%

Alternative earnings                                                 49.9c              45.1c            +10.6%

Dividend                                                             13.2c              11.6c            +13.8%

BALANCE SHEET

Total assets                                                        89,657             83,756             +7.0%

Total stockholders' funds                                            4,462              3,917            +13.9%


Capital Adequacy Data

Adjusted Capital Base

Tier 1                                                               4,099              3,673

Tier 2                                                               2,506              2,742
                                                                  --------           --------
                                                                     6,605              6,415
Supervisory Deductions                                                 733                652
                                                                  --------           --------
Total Capital                                                        5,872              5,763
                                                                  ========           ========
Risk Weighted Assets

Banking Book                                                        53,304             48,273

Trading Book                                                         1,940              1,683
                                                                  --------           --------
Total                                                               55,244             49,956
                                                                  ========           ========
Capital Ratios

Tier 1 capital                                                        7.4%               7.4%

Total capital                                                        10.6%              11.5%

Equity/assets                                                         4.4%               4.3%

Key Ratios
Net interest margin                                                  2.29%              2.20%

Costs/total income                                                     55%                56%

Return on average stockholders' funds                                  23%                24%


* The accounts for the six months to 30 September 2001 have been re-stated to take account of changes to the accounting policies for both FRS19 and UITF 33 (see page 17 of the Interim Statement).




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


      The Governor and Company
      of the Bank of Ireland

      T.H. Forsyth
      Group Secretary

      Date: 14 November 2002